UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

The disclosure in the Management’s Discussion and Analysis for the interim period ended March 31, 2013 filed herewith updates the disclosure regarding our controls and procedures as of September 30, 2012 in our Annual Report on Form 20-F for the year ended September 30, 2012.

SUBMITTED HEREWITH

Exhibits
99.1	Second Quarter Report Fiscal 2013
99.2	Certification of Interim Filings - CEO
99.3	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

MERUS LABS INTERNATIONAL INC.

/s/ Andrew Patient
_________________________________________
Andrew Patient
Chief Financial Officer